July 15, 2025

VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Core Bond Portfolio (File No. 811-09833); Eaton Vance Enhanced Equity Income Fund II (File No. 811-21670); Eaton Vance Growth Trust (File No. 811-01241); Eaton Vance Municipal Income 2028 Term Trust (File No. 811-22777); Eaton Vance Municipals Trust II (File No. 811-08134); Eaton Vance Mutual Funds Trust (File No. 811-04015); Eaton Vance Series Trust (File No. 811-02589); Eaton Vance Special Investment Trust (File No. 811-01545); Eaton Vance Variable Trust (File No. 811-10067); Greater India Portfolio (File No. 811-08340); Stock Portfolio (File No. 811-22336); Tax-Managed Growth Portfolio (File No. 811-07409) (each, a “Registrant”)

Dear Mr. Ellington,

This letter is in response to the comments you provided telephonically to Lisa Henry of Ropes & Gray LLP on June 25, 2025 with respect to the Forms N-CSR filed by the series of the Registrants listed on Appendix A attached hereto (each, a “Fund” and collectively, the “Funds”) for the fiscal periods ended November 30, 2024, December 31, 2024, January 31, 2025, and February 28, 2025. The comments and Registrants’ responses thereto are set forth below. Changes referenced in responses below will be incorporated into Forms N-CSR and other applicable regulatory filings going forward, as noted below.

Comments and Responses

1.	Comment: In the schedule of investments for Eaton Vance VT Floating Rate Income Fund, please disclose a dividend rate (if known) for all preferred stocks held by the Fund as part of the title of issue. If the preferred stocks are not income producing, please identify them as such. See Article 12-12 of Regulation S-X.

Response: The preferred stocks held by Eaton Vance VT Floating-Rate Income Fund do not have a dividend rate. The footnote identifying these preferred stocks as non-income producing was inadvertently omitted from the schedule of investments for this Fund. The Registrant will add the requested disclosure in future filings.

2.	Comment: For all feeder funds, please include information related to any fee waivers at the master fund level on the face of the statement of operations (as a reduction of the expenses of the master fund) or in a footnote to the statement of operations.

Response: In future filings, each Registrant will present separately on the statement of operations of a feeder fund the fee waivers that have been allocated from the master fund, if any.

* * *

If you have any questions or comments concerning the foregoing, please contact the undersigned at 617-951-7780.

Very truly yours,

/s/ Lisa Henry

cc: Sarah Clinton, Ropes & Gray LLP

Nicholas Di Lorenzo, Morgan Stanley Investment Management

Appendix A

File #	Registrant Name	Series ID	Series Name	FYE Reviewed
811-09833	Core Bond Portfolio	S000005237	Core Bond Portfolio	12/31/2024
811-21670	Eaton Vance Enhanced Equity Income Fund II	CEF0013140	Eaton Vance Enhanced Equity Income Fund II	12/31/2024
811-01241	Eaton Vance Growth Trust	S000031537	Eaton Vance Focused Growth Opportunities Fund	2/28/2025
811-01241	Eaton Vance Growth Trust	S000052056	Eaton Vance International Small-Cap Fund	11/30/2024
811-01241	Eaton Vance Growth Trust	S000031538	Eaton Vance Focused Value Opportunities Fund	2/28/2025
811-22777	Eaton Vance Municipal Income 2028 Term Trust	CEF0013689	Eaton Vance Municipal Income 2028 Term Trust	1/31/2025
811-08134	Eaton Vance Municipals Trust II	S000027033	Parametric TABS Intermediate-Term Municipal Bond Fund	1/31/2025
811-08134	Eaton Vance Municipals Trust II	S000027034	Parametric TABS 5-To-15 Year Laddered Municipal Bond Fund	1/31/2025
811-08134	Eaton Vance Municipals Trust II	S000024906	Parametric TABS Short-Term Municipal Bond Fund	1/31/2025
811-08134	Eaton Vance Municipals Trust II	S000049164	Parametric TABS 1-To-10 Year Laddered Municipal Bond Fund	1/31/2025
811-08134	Eaton Vance Municipals Trust II	S000004834	Eaton Vance High Yield Municipal Income Fund	1/31/2025
811-04015	Eaton Vance Mutual Funds Trust	S000032773	Parametric Commodity Strategy Fund	12/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000012701	Parametric Emerging Markets Fund	1/31/2025
811-04015	Eaton Vance Mutual Funds Trust	S000044370	Parametric Dividend Income Fund	2/28/2025
811-04015	Eaton Vance Mutual Funds Trust	S000028355	Parametric International Equity Fund	1/31/2025
811-04015	Eaton Vance Mutual Funds Trust	S000005293	Eaton Vance Tax-Managed Growth Fund 1.2	12/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005304	Eaton Vance Tax-Managed Growth Fund 1.1	12/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000005278	Eaton Vance Stock Fund	12/31/2024
811-04015	Eaton Vance Mutual Funds Trust	S000056237	Parametric Volatility Risk Premium - Defensive Fund	1/31/2025
811-02589	Eaton Vance Series Trust	S000005210	Eaton Vance Tax-Managed Growth Fund 1.0	12/31/2024
811-01545	Eaton Vance Special Investment Trust	S000005213	Eaton Vance Balanced Fund	12/31/2024
811-01545	Eaton Vance Special Investment Trust	S000005215	Eaton Vance Dividend Builder Fund	12/31/2024
811-01545	Eaton Vance Special Investment Trust	S000005217	Eaton Vance Greater India Fund	12/31/2024
811-01545	Eaton Vance Special Investment Trust	S000005220	Eaton Vance Growth Fund	12/31/2024
811-01545	Eaton Vance Special Investment Trust	S000005221	Eaton Vance Large-Cap Value Fund	12/31/2024
811-01545	Eaton Vance Special Investment Trust	S000005222	Eaton Vance Small-Cap Fund	12/31/2024
811-01545	Eaton Vance Special Investment Trust	S000012344	Eaton Vance Core Bond Fund	12/31/2024
811-10067	Eaton Vance Variable Trust	S000005203	Eaton Vance VT Floating-Rate Income Fund	12/31/2024
811-08340	Greater India Portfolio	S000005245	Greater India Portfolio	12/31/2024
811-22336	Stock Portfolio	S000027121	Stock Portfolio	12/31/2024
811-07409	Tax-Managed Growth Portfolio	S000005248	Tax-Managed Growth Portfolio	12/31/2024